Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
Earnings (loss)-
Loss before income taxes	$(93,479)	$(88,628)	$(78,298)	$(29,469)	$(64,335)
Add fixed Charges:
Interest expense on indebtedness	$4,480	$6,556	$10,256	$18,581	$17,686
Estimated interest on rental expense	1,611	1,948	1,959	1,733	1,848
Amortization of deferred closing costs related to convertible notes	521	816	827	1,324	1,416
Amortization of discount on convertible notes	—	—	—	7,649	11,290

Total Adjusted Loss	$(86,867)	$(79,308)	$(65,256)	$(182)	$(32,095)

Fixed Charges-
Interest expense on indebtedness	$4,480	$6,556	$10,256	$18,581	$17,686
Estimated interest on rental expense	1,611	1,948	1,959	1,733	1,848
Amortization of deferred closing costs related to convertible notes	521	816	827	1,324	1,416
Amortization of discount on convertible notes	—	—	—	7,649	11,290

Total Fixed Charges	$6,612	$9,320	$13,042	$29,287	$32,240

Coverage deficiency	$(93,479)	$(88,628)	$(78,298)	$(29,469)	$(64,335)